UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836108 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 487836108	Page 2 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Bank of New York Company, Inc. (I.R.S. 13-2614959)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A New York Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 332,343 6 SHARED VOTING POWER 121,600,879 7 SOLE DISPOSITIVE POWER 195,084 8 SHARED DISPOSITIVE POWER 120,947,533

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,933,222
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.5%
12	TYPE OF REPORTING PERSON* HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 3 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Carlos M. Gutierrez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,665,714 6 SHARED VOTING POWER 120,919,940 7 SOLE DISPOSITIVE POWER 2,665,714 8 SHARED DISPOSITIVE POWER 120,919,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,585,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 4 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William C. Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 38,279 6 SHARED VOTING POWER 121,570,740 7 SOLE DISPOSITIVE POWER 25,400 8 SHARED DISPOSITIVE POWER 121,570,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,609,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.4%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 5 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan T. Walton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 120,919,940 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 120,919,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,919,940
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Issuer: Kellogg Company

This Schedule 13G is being filed as Amendment No. 28 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock of Kellogg Company (the “Shares”).

This Amendment No. 28 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 2004.

The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 125,288,015, which is 30.3% of the Shares outstanding. Of this amount 120,919,940 Shares, or 29.3% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

The number of reported Shares for Carlos M. Gutierrez includes 2,333,645 Shares that Mr. Gutierrez may acquire within 60 days of December 31, 2004 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for William C. Richardson includes 25,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2004 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

As described in item 5 below, Carlos M. Gutierrez ceased to be a co-trustee of the Trust and a beneficial owner of more than five percent of the common stock of Kellogg Company on February 7, 2005. On that date, James M. Jenness succeeded Mr. Gutierrez as a co-trustee of the Trust and became such a beneficial owner. Other changes in individuals serving as co-trustees of the Trust are further described in item 5.

Item 1.	(a)	Name of Issuer:

Kellogg Company

	(b)	Address of Issuer’s Principal Executive Offices:

One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2.	(a)	Name of Persons Filing:

The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton

	(b)	Address of Principal Business Office :

		Person Filing The Bank of New York Company, Inc.	Address One Wall Street New York, NY 10286

		Carlos M. Gutierrez	One Kellogg Square P. O. Box 3599 Battle Creek, Michigan 49016

		William C. Richardson	W.K. Kellogg Foundation One Michigan Avenue East Battle Creek, Michigan 49017

		Jonathan T. Walton	37 Warner Rd. Grosse Pointe Farms, Michigan 48236

	(c)	Citizenship:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	-A New York Corporation -U.S. Citizen -U.S. Citizen -U.S. Citizen

	(d)	Title of Class of Securities:

All persons filing - common stock

	(e)	CUSIP Number:

All persons filing - 487836108

Item 3.	(a) - (j)	This statement is being filed pursuant to Rule 13d-1(d).

Schedule 13G

Issuer: Kellogg Company

Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of December 31, 2004:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	-121,933,222 -123,585,654 -121,609,019 -120,919,940

	(b)	Percent of Class:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	- 29.5% - 29.9% - 29.4% - 29.3%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	- 332,343 - 2,665,714 - 38,279 - 0

(ii) Shared power to vote or to direct the vote:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	-121,600,879 -120,919,940 -121,570,740 -120,919,940

(iii) Sole power to dispose or to direct the disposition of:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	- 195,084 - 2,665,714 - 25,400 - 0

(iv) Shared power to dispose or to direct the disposition of:

		The Bank of New York Company, Inc. Carlos M. Gutierrez William C. Richardson Jonathan T. Walton	-120,947,533 -120,919,940 -121,570,740 -120,919,940

Item 5.	Ownership of Five Percent or Less of a Class:

Carlos M. Gutierrez left the office of co-trustee of the Trust on February 7, 2005. On that date, James M. Jenness succeeded Mr. Gutierrez as a co-trustee of the Trust. Accordingly, as of February 7, 2005, Mr. Gutierrez ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of February 7, 2005 Mr. Jenness became such a beneficial owner. Beginning with the year ending December 31, 2005, Mr. Jenness will report his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. Gutierrez.

Jonathan T. Walton will leave the office of co-trustee of the Trust on March 16, 2005. On that date, Shirley D. Bowser will succeed Mr. Walton as a co-trustee of the Trust. Accordingly, as of March 16, 2005, Mr. Walton will cease to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of March 16, 2005 Ms. Bowser will become such a beneficial owner. Beginning with the year ending December 31, 2005, Ms. Bowser will report her shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. Walton.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Exhibit 99.1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

The Bank of New York

One Wall Street

New York, NY 10286

The Bank of New York Trust Company

123 Main Street

White Plains, New York 10601

Item 8.	Identification and Classification of Members of the Group:

See Exhibits 99.2 and 99.3

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

The Bank of New York, as trustee of the W.K. Kellogg Foundation Trust

By	/s/ Ann Daly Jocelyn
Ann Daly Jocelyn
Vice President

Carlos M. Gutierrez

/s/ Ann Daly Jocelyn
By his attorney in fact, Ann Daly Jocelyn

William C. Richardson

/s/ Ann Daly Jocelyn
By his attorney in fact, Ann Daly Jocelyn

Jonathan T. Walton

/s/ Ann Daly Jocelyn
By his attorney in fact, Ann Daly Jocelyn

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 24.1	Power of Attorney of Carlos M. Gutierrez dated November 19, 2003 (incorporated by reference to Exhibit 24.1 to Amendment No. 27 to this Schedule 13G filed on February 12, 2004 (“Amendment No. 27”)).

Exhibit 24.2	Power of Attorney of William C. Richardson dated November 19, 2003 (incorporated by reference to Exhibit 24.2 to Amendment No. 27).

Exhibit 24.3	Power of Attorney of Jonathan T. Walton dated November 19, 2003 (incorporated by reference to Exhibit 24.3 to Amendment No. 27).

Exhibit 99.1	Ownership of More Than Five Percent on Behalf of Another Person.

Exhibit 99.2	Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3	Agreement Pursuant to Rule 13d-1(k)(1)(iii).